SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 24, 2006
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated July 21, 2006, announcing the Company’s results for the third quarter of the 2006 financial year.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: July 24, 2006	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

Infineon reports results for third quarter of the 2006 financial year
Infineon today reported results for the third quarter of the 2006 financial year. The main highlights were:
•	Third quarter revenues were Euro 1.97 billion compared to Euro 1.99 billion in the prior quarter, reflecting lower sales in the two logic segments that were not entirely offset by increased sales at Qimonda, the company’s memory products business.
•	EBIT increased to Euro 49 million, from Euro 28 million in the prior quarter. EBIT included a dilution gain of Euro 30 million in connection with the Initial Public Offering of Inotera Memories, Inc., which was mostly offset by impairment and restructuring charges during the third quarter.
•	Net loss in the third quarter was Euro 23 million or 0.03 Euro per share compared to a net loss of Euro 26 million or 0.03 Euro per share in the prior quarter, including charges in connection with the carve-out of Qimonda and valuation allowances of tax assets.
•	From the 2006 financial fourth quarter onwards, Infineon will provide guidance for revenues and EBIT for its non-memory businesses. Infineon expects revenues and EBIT for these businesses to increase, driven mainly by the Communication Solutions segment.

	3 months	3 months		3 months
	ended	ended	+/- in %	ended	+/- in %
In Euro million	Jun 30, 2006	Mar 31, 2006	sequential	Jun 30, 2005	year-on-year

Revenues	1,972	1,993	-1%	1,606	23%
EBIT	49	28	75%	(234)	+++
Net loss	(23)	(26)	12%	(240)	90%
Loss per share (in Euro)	(0.03)	(0.03)	0%	(0.32)	91%

Munich, Germany, July 21, 2006 — For the third quarter of the 2006 financial year, Infineon Technologies AG (FSE/NYSE:IFX) reported revenues of Euro 1.97 billion, broadly stable with Euro 1.99 billion in the second quarter. EBIT in the third quarter increased to Euro 49 million, up from Euro 28 million in the second quarter.
The slight revenue decrease was driven by lower revenues in the two logic segments, which were not entirely offset by increased sales at Qimonda. The EBIT increase was mainly driven by improved results at Qimonda. EBIT included a dilution gain of Euro 30 million in connection with the Initial Public Offering of Inotera Memories, Inc., which was mostly offset by impairment and restructuring charges during the third quarter.
“We are pleased with the overall EBIT development in the third quarter,” said Dr. Wolfgang Ziebart, CEO and President of Infineon Technologies AG. “While EBIT in the Automotive, Industrial and Multimarket segment normalized after the exceptionally strong second quarter, the Communication Solutions’ EBIT was negatively affected by restructuring charges and weak development in its wireless business. Qimonda again posted improved results.”
Outlook for the fourth quarter of the 2006 financial year
Beginning with the 2006 financial fourth quarter, Infineon will provide guidance for revenues and EBIT for its non-memory businesses. On this basis, Infineon expects such revenues for the fourth quarter to increase, driven in particular by ramp-ups of products for new customers in the Communication Solutions segment. Sales in the Automotive, Industrial and Multimarket segment are expected to increase slightly. Fourth quarter EBIT for the non-memory businesses is anticipated to improve compared to the third quarter, driven mostly by higher revenues in the Communication Solutions segment. Prior to inclusion of potential impairment and restructuring charges, EBIT in Other Operating Segments and Corporate and Eliminations is expected to remain broadly unchanged relative to the previous quarter. Additional details concerning the outlook can be found in the respective segments’ sections.

Segments’ 2006 third quarter performance and outlook
In the third quarter of the 2006 financial year, Infineon reports for the first time its results of operations under its new organizational structure, which became effective on May 1, 2006, following the legal separation of its memory products segment into a stand-alone legal company called Qimonda AG. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information. As a result of the reorganization, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s two logic segments.
Automotive, Industrial and Multimarket (AIM)

	3 months	3 months		3 months
	ended	ended	+/- in %	ended	+/- in %
In Euro million	Jun 30, 2006	Mar 31, 2006	sequential	Jun 30, 2005	year-on-year

Revenues	714	733	-3%	625	14%
EBIT	57	74	-23%	23	+++

In the third quarter of the 2006 financial year, the Automotive, Industrial and Multimarket segment reported revenues of Euro 714 million, a 3 percent decrease compared to the prior quarter. The segment’s EBIT declined to Euro 57 million.
After an exceptionally strong second quarter in the Automotive, Industrial and Multimarket segment, the automotive and industrial businesses on aggregate level maintained third quarter revenues and EBIT at the same high levels as in the second quarter. As anticipated, revenues and EBIT in the security & ASICs business normalized in the third quarter, causing the slight reduction in revenues and EBIT in the segment.
Automotive, Industrial and Multimarket’s outlook for the fourth quarter of the 2006 financial year
In the fourth quarter of the 2006 financial year, Infineon expects revenues and EBIT of its Automotive, Industrial and Multimarket segment to increase slightly. In its automotive business, the company anticipates a seasonally weaker fourth quarter. After two very strong quarters in the company’s industrial business, Infineon expects continued demand in the fourth quarter driven predominantly by seasonality. Sales in the security & ASICs business are expected to re-accelerate after a strong second and a weaker third quarter, driven mainly by an anticipated stronger security and chip-card business.

Communication Solutions (COM)

	3 months	3 months		3 months
	ended	ended	+/- in %	ended	+/- in %
In Euro million	Jun 30, 2006	Mar 31, 2006	sequential	Jun 30, 2005	year-on-year

Revenues	266	308	-14%	314	-15%

EBIT	(61)	(29)	– – –	(88)	31%

Third quarter revenues in the Communication Solutions segment decreased sequentially to Euro 266 million. The EBIT loss widened to negative Euro 61 million, driven by lower revenues and charges of Euro 16 million, resulting primarily from impairments of investments.
The sequential decline in revenues in the third quarter was primarily due to a weak revenue development in the wireless business, the phase-out of the company’s Fiber Optic business, and the normalization of revenues in the broadband access business after a very strong second quarter. The decrease in the third quarter EBIT was driven by the revenue decline and charges of Euro 16 million.
Communication Solutions’ outlook for the fourth quarter of the 2006 financial year
In the fourth quarter of the 2006 financial year, Infineon expects revenues and EBIT of the Communication Solutions segment to improve compared to the third quarter. The improvement is expected to be driven mainly by the ramp-up of shipments to new wireless customers. The fourth quarter EBIT results are expected to improve in line with the revenue increase.
Qimonda

	3 months	3 months		3 months
	ended	ended	+/- in %	ended	+/-in %
In Euro million	Jun 30, 2006	Mar 31, 2006	sequential	Jun 30, 2005	year-on-year

Revenues	977	928	5%	659	48%

EBIT	100	21	+++	(136)	+++

Qimonda’s revenues and EBIT in the third quarter of the 2006 financial year were Euro 977 million and Euro 100 million, respectively. The segment’s EBIT included a dilution gain of Euro 30 million in connection with the Initial Public Offering of Inotera Memories, Inc, the company’s joint venture with Nanya Technology Corporation.
The improvement of Qimonda’s revenues and EBIT was driven by an increase in both bit-shipments and average selling prices.
Qimonda’s outlook for the fourth quarter of the 2006 financial year
On May 10, 2006, Inotera Memories, Inc., the company’s joint venture with Nanya Technology Corporation, successfully completed a capital increase and follow-on offering on the Luxembourg Stock Exchange by the issuance of 40 million Global Depositary Shares, representing 400 million common shares, for an issuance price of NT dollar 33 per share. In conjunction with this capital increase, the company realized a dilution gain of Euro 42 million, which will be reflected in Qimonda’s EBIT in the fourth quarter of the 2006 financial year. Infineon’s ownership interest after the capital increase stands at 36 percent.
Other Operating Segments

	3 months	3 months		3 months
	ended	ended	+/- in %	ended	+/-in %
In Euro million	Jun 30, 2006	Mar 31, 2006	sequential	Jun 30, 2005	year-on-year

Revenues	73	92	-21%	77	-5%
EBIT	(2)	1	– – –	1	– – –

Effective May 1st, 2006, with the completion of the Qimonda carve-out the Other Operating Segments also include revenues that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements.
Corporate and Eliminations

	3 months	3 months		3 months
	ended	ended	+/- in %	ended	+/-in %
In Euro million	Jun 30, 2006	Mar 31, 2006	sequential	Jun 30, 2005	year-on-year

Revenues	(58)	(68)	15%	(69)	16%
EBIT	(45)	(39)	-15%	(34)	-32%

Effective May 1st, 2006, the Corporate and Eliminations segment reflects intra-group eliminations of the sale of wafers from the Infineon 200-millimeter production facility in Dresden to Qimonda. The EBIT loss increased sequentially in the third quarter, driven by aggregate charges of Euro 13 million, in connection with restructuring measures in some of the company’s production facilities.
Other Operating Segments and Corporate and Eliminations’ outlook for the fourth quarter of the 2006 financial year
Prior to inclusion of potential impairment and restructuring charges, EBIT in Other Operating Segments and Corporate and Eliminations is expected to remain broadly unchanged relative to the previous quarter. The Corporate and Eliminations segment will continue to reflect the intra-group elimination of sales between Infineon and Qimonda.

Analyst and press telephone conferences
Infineon Technologies AG will host a telephone conference with the media on July 21, 2006, 2:00 p.m. Central European Summer Time (CEST), 8:00 a.m. Eastern Daylight Time (U.S. EDT), to discuss operating performance during the third quarter of the 2006 financial year. It can be followed in German and English over the Internet. In addition, the Infineon Management Board will conduct a telephone conference (in English only) with analysts and investors at 3:30 p.m. (CEST), 9:30 a.m. (U.S. EDT). Both conference calls will be available live and for download on the Infineon web site at http://www.infineon.com.
Additional major business highlights of Infineon’s segments in the third quarter of the 2006 financial year can be found in this document after the financial tables.

FINANCIAL INFORMATION
According to US GAAP — Unaudited
Condensed Consolidated Statements of Operations

	3 months ended			9 months ended
in Euro million	Jun 30, 2005	Mar 31, 2006	Jun 30, 2006	Jun 30, 2005	Jun 30, 2006

Net sales	1,606	1,993	1,972	5,028	5,639
Cost of goods sold	(1,347)	(1,467)	(1,397)	(3,636)	(4,214)

Gross profit	259	526	575	1,392	1,425

Research and development expenses	(320)	(306)	(329)	(1,003)	(946)
Selling, general and administrative expenses	(157)	(179)	(180)	(483)	(532)
Restructuring charges	(30)	(3)	(13)	(55)	(18)
Other operating (expense) income, net	(24)	(12)	1	(59)	(11)

Operating income (loss)	(272)	26	54	(208)	(82)

Interest (expense) income, net	9	(29)	(21)	14	(71)
Equity in earnings of associated companies, net	18	12	9	44	38
Gain on associated company share issuance	—	—	30	—	30
Other (expense) income, net	22	(6)	(39)	21	(21)
Minority interests	(2)	(4)	(5)	3	(10)

Income (loss) before income taxes	(225)	(1)	28	(126)	(116)

Income tax expense	(15)	(25)	(51)	(86)	(116)

Net loss	(240)	(26)	(23)	(212)	(232)

Earnings (loss) per share (EPS) Shares in million

Weighted average shares outstanding — basic	748	748	748	748	748

Weighted average shares outstanding — diluted	748	748	748	748	748

Loss per share — basic and diluted (in Euro)	(0.32)	(0.03)	(0.03)	(0.28)	(0.31)

EBIT

	3 months ended			9 months ended
in Euro million	Jun 30, 2005	Mar 31, 2006	Jun 30, 2006	Jun 30, 2005	Jun 30, 2006

Net loss	(240)	(26)	(23)	(212)	(232)
— Income tax expense	15	25	51	86	116
— Interest expense (income), net	(9)	29	21	(14)	71

EBIT	(234)	28	49	(140)	(45)

Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon’s management uses EBIT among other measures to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate business segments. EBIT is determined as seen above from the condensed consolidated statements of operations, without adjustment to the US GAAP amounts presented.

Segment Results

	3 months ended			9 months ended
Net sales in Euro million	Jun 30, 2005	Jun 30, 2006	+/- in %	Jun 30, 2005	Jun 30, 2006	+/- in %

Automotive, Industrial and Multimarket	625	714	14	1,890	2,099	11
Communication Solutions	314	266	(15)	1,060	908	(14)
Other Operating Segments*	77	73	(5)	221	232	5
Corporate and Eliminations**	(69)	(58)	16	(201)	(183)	9

Total	947	995	5	2,970	3,056	3

Qimonda	659	977	48	2,058	2,583	26

Infineon consolidated	1,606	1,972	23	5,028	5,639	12

	3 months ended			9 months ended
EBIT in Euro million	Jun 30, 2005	Jun 30, 2006	+/- in %	Jun 30, 2005	Jun 30, 2006	+/- in %

Automotive, Industrial and Multimarket	23	57	+++	107	182	70
Communication Solutions	(88)	(61)	31	(249)	(111)	55
Other Operating Segments	1	(2)	– – –	14	1	(93)
Corporate and Eliminations	(34)	(45)	(32)	(86)	(115)	(34)

Total	(98)	(51)	48	(214)	(43)	80

Qimonda	(136)	100	+++	74	(2)	– – –

Infineon consolidated	(234)	49	+++	(140)	(45)	68

*	Includes inter-segment sales of Euro 73 million and Euro 58 million for the three months ended June 30, 2005 and 2006, respectively, and Euro 211 million and Euro 192 million for the nine months ended June 30, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

**	Includes the elimination of inter-segment sales of Euro 73 million and Euro 58 million for the three months ended June 30, 2005 and 2006, respectively, and Euro 211 million and Euro 192 million for the nine months ended June 30, 2005 and 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

	3 months ended
Net sales in Euro million	Mar 31, 2006	Jun 30, 2006	+/- in %

Automotive, Industrial and Multimarket	733	714	(3)
Communication Solutions	308	266	(14)
Other Operating Segments*	92	73	(21)
Corporate and Eliminations**	(68)	(58)	15

Total	1,065	995	(7)

Qimonda	928	977	5

Infineon consolidated	1,993	1,972	(1)

	3 months ended
EBIT in Euro million	Mar 31, 2006	Jun 30, 2006	+/- in %

Automotive, Industrial and Multimarket	74	57	(23)
Communication Solutions	(29)	(61)	– – –
Other Operating Segments	1	(2)	– – –
Corporate and Eliminations	(39)	(45)	(15)

Total	7	(51)	– – –

Qimonda	21	100	+++

Infineon consolidated	28	49	75

*	Includes inter-segment sales of Euro 69 million and Euro 58 million for the three months ended March 31, 2006 and June 30, 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

**	Includes the elimination of inter-segment sales of Euro 69 million and Euro 58 million for the three months ended March 31, 2006 and June 30, 2006, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

Regional Sales Development

	3 months ended
Regional sales in %	Jun 30, 2005	Mar 31, 2006	Jun 30, 2006

Germany	20%	17%	16%
Other Europe	19%	18%	18%
North America	24%	28%	27%
Asia / Pacific	31%	31%	32%
Japan	4%	4%	5%
Other	2%	2%	2%

Total	100%	100%	100%

Europe	39%	35%	34%

Outside-Europe	61%	65%	66%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 2005	Jun 30, 2006

Assets
Current assets:
Cash and cash equivalents	1,148	1,364
Marketable securities	858	671
Trade accounts receivable, net	952	1,115
Inventories	1,022	1,281
Deferred income taxes	125	89
Other current assets	469	516

Total current assets	4,574	5,036

Property, plant and equipment, net	3,751	3,837
Long-term investments, net	779	617
Restricted cash	88	78
Deferred income taxes	550	525
Other assets	542	420

Total assets	10,284	10,513

in Euro million	Sep 30, 2005	Jun 30, 2006

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities of long-term debt	99	752
Trade accounts payable	1,069	1,154
Accrued liabilities	497	520
Deferred income taxes	17	35
Other current liabilities	700	660

Total current liabilities	2,382	3,121

Long-term debt	1,566	1,238
Deferred income taxes	65	43
Other liabilities	642	736

Total liabilities	4,655	5,138

Total shareholders’ equity	5,629	5,375

Total liabilities and shareholders’ equity	10,284	10,513

Condensed Consolidated Statements of Cash Flows

	3 months ended			9 months ended
in Euro million	Jun 30, 2005	Mar 31, 2006	Jun 30, 2006	Jun 30, 2005	Jun 30, 2006

Net cash provided by operating activities	202	194	251	789	547

Net cash used in investing activities	(494)	(239)	(243)	(586)	(650)

Net cash provided by (used in) financing activities	90	291	(28)	107	319

Net increase (decrease) in cash and cash equivalents	(202)	246	(20)	310	216

Depreciation and amortization	326	365	351	977	1,054

Purchases of property, plant and equipment	(294)	(314)	(246)	(1,135)	(965)

Gross and Net Cash Position
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the US GAAP amounts presented:

in Euro million	Jun 30, 2005	Mar 31, 2006	Jun 30, 2006

Cash and cash equivalents	918	1,384	1,364
Marketable securities	1,466	680	671

Gross Cash Position	2,384	2,064	2,035

Less: short-term debt	548	739	752
long-term debt	1,524	1,285	1,238

Net Cash Position	312	40	45

Free Cash Flow
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the US GAAP amounts presented:

	3 months ended			9 months ended
in Euro million	Jun 30, 2005	Mar 31, 2006	Jun 30, 2006	Jun 30, 2005	Jun 30, 2006

Net cash provided by operating activities	202	194	251	789	547
Net cash used in investing activities	(494)	(239)	(243)	(586)	(650)
Thereof: Sale of marketable securities, net	280	(68)	(2)	(469)	(179)

Free cash flow	(12)	(113)	6	(266)	(282)

Employee Data	Jun 30, 2005	Mar 31, 2006	Jun 30, 2006

Infineon worldwide	36,151	40,839	41,097
Thereof: Research and Development	7,254	7,621	7,605

Business highlights for the third quarter of the 2006 financial year
Automotive, Industrial and Multimarket
•	Infineon is delivering its SMPS (Switched Mode Power Supply) solutions into all major gaming consoles currently available in the market. Full integration of the SMPS into a gaming console requires highly efficient MOSFETS, which Infineon offers with its CoolMOS and OptiMOS family. Both families offer the fastest switching at the lowest power loss, reduced heat generation and lowest noise.
•	Infineon’s automotive electronics business grew 11.9 percent in the 2005 calendar year compared with growth of the worldwide market of only 7.5 percent, according to the market research company Strategy Analytics. Infineon’s share of the worldwide market now is 9.3 percent, positioning it to strengthen its number two market position. Infineon also maintained its number one position in Europe, expanded its market share in the USA, where it is number three, and became the leading foreign supplier in the Japan, where it holds the number six position.
•	Microsoft selected Infineon as a development partner for the Microsoft FlexGo™ technology in May 2006. This new business model offers prepaid and subscription computers to emerging markets in an affordable manner for the first time. Under the agreement, Infineon is working with Microsoft to develop specialized but easy-to-use security chips ensuring secure access and prepaid consumer subscriptions.
•	At the PCIM 2006 exhibition in Nuremberg in April, Infineon introduced the PrimePACK™, a new family of Insulated Gate Bipolar Transistor (IGBT) modules. The modules are built into power-converter systems in various industrial drives, windmills, elevators, auxiliary drives, power supplies, and heating systems in trains and tractives. The IGBT modules come with a new package designed by Infineon, using 60 percent less internal stray inductance and extending the operating temperature to +150°C.
•	In the third quarter, Infineon achieved several significant design wins for body platforms at major European automotive suppliers. The overall value of these design wins for advanced automotive power semiconductors is expected to generate revenues of up to Euro 175 million over the next several years.
Communication Solutions
•	The Korean LG Electronics (LGE) selected Infineon’s MP-E platform for their new EDGE mobile handsets. Built into a series of new LGE phones, Infineon’s platform will provide baseband processor, RF transceiver for four frequency ranges, power management, Bluetooth chip, the EDGE phone protocol stack, and the APOXI middleware.
•	In the third quarter, Infineon achieved design wins for its ADSL2+ IP DSLAM line cards as well as for VDSL2 and Vinetic at major customers. At the same time, it started shipments of its single-chip CMOS RF transceiver SMARTi PM to Samsung.
•	Infineon successfully conducted the first phone calls on 65-nanometer cell phone chips and on its second generation of ultra low-cost GSM single-chip based on the EGOLDvoice.
•	In the third quarter, Infineon announced various new products:
•	Infineon launched Taifun, a low-power TV tuner that integrates the complete radio frequency and intermediate frequency functions on a single chip.

•	Infineon introduced Vinetic-Plus, the first single-chip VoIP (Voice-over-IP) engine, which integrates digital and analog telephony interfaces for portable VoIP-telephony adapters.

•	Infineon introduced a single-chip solution for ADSL2+ broadband integrated access devices and home gateway applications enabling services such as VoIP, video-conferencing and IPTV.
Qimonda
•	Microsoft selected Qimonda as the preferred supplier for graphics memory chips for its Xbox 360 video game and entertainment console in May 2006. Under the agreement, Qimonda will supply a significant share of 512-Megabit- GDDR3-(Graphics Double Data Rate 3) chips.
•	In June 2006, Qimonda delivered the first DDR3 Small Outline Dual In-Line Memory Modules (SO-DIMMs) to the graphics chip manufacturer ATI Technologies for its new notebook design. The chips are the world’s fastest SO-DIMMs, and they also reduce power consumption.
•	The development of 75-nanometer DRAM trench technology continued, and remained on schedule in the third quarter.
•	The ramp-up of volume production of memory chips at Infineon’s 300-millimeter facility in Richmond, Virginia, was completed in the third quarter, reaching more than 25,000 wafer starts per month.
•	The company’s joint venture with Nanya Technology Corporation, Inotera Memories, Inc., successfully conducted a capital increase and follow-on offering on the Luxembourg Exchange on May 10, 2006.
D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments in the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the impact of our carve-out of Qimonda, our memory products business, and any financing or further corporate reorganization measures in that regard. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.
Infineon, the stylized Infineon Technologies design are trademarks and service marks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

For the Finance and Business Press: INFXX200607.075e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481/ 9552397	guenter.gaugler@infineon.com
U.S.A.	Agnes Toan	+1 408-501-6300/2424	agnes.toan@infineon.com
Asia	Kaye Lim	+65 6876 3070 / 3074	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655/9552987	investor.relations@infineon.com